American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 www.americanapparel.net

September 19, 2013

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	American Apparel, Inc. Registration Statement on Form S-4 Filed August 21, 2013 File No. 333-190767

Dear Mr. Reynolds:

American Apparel, Inc. (the “Company”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff's comment letter, dated September 11, 2013 (the “Comment Letter”), with respect to the above-referenced filing.
The Company has revised the Registration Statement in response to Staff's comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.
Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.
Given you are registering up to $19,451,960 principal amount of notes to be issued in lieu of interest in certain circumstances, please disclose that such notes may be issued on the cover of your prospectus and in the summary section.

We have revised the disclosure as requested. Please see the cover page of the prospectus and pages 9 and 15 of the prospectus in Amendment No. 1. For ease of reading we have highlighted the changed language in italics:

Cover of prospectus:
We hereby offer, on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to

Mr. John Reynolds
U.S. Securities and Exchange Commission

$206,000,000 aggregate outstanding principal amount of our 13.0% Senior Notes due 2020 (including the guarantees with respect thereto, the “new notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like aggregate principal amount of our outstanding 13.0% Senior Notes due 2020 (including the guarantees with respect thereto, the “old notes”), of which $206,000,000 aggregate principal amount is currently outstanding. In addition, in the event that we are required to issue additional notes in lieu of a portion of the cash interest payments upon the occurrence of certain circumstances as described further herein, we also are offering to exchange up to an additional $19,451,960 aggregate principal amount of new notes that have been registered under the Securities Act, which amount represents our estimate of the maximum principal amount of such additional notes that would be required to be issued, for a like aggregate principal amount of old notes.
Summary section, page 9:

Exchange Offer for Notes
We are offering to issue up to $206,000,000 aggregate principal amount of new notes in exchange for a like principal amount of old notes to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in a transaction consummated in reliance upon the exemption from registration provided by Rule 144A under the Securities Act. In addition, in the event we are required to issue additional notes in lieu of a portion of the cash interest payments upon the occurrence of a Special Interest Trigger Event as described further in the “Description of the New Notes” starting on page 46, we are also offering to issue up to an additional $19,451,960 aggregate principal amount of new notes that have been registered under the Securities Act, which amount represents our estimate of the maximum principal amount of such additional notes that would be required to be issued, in exchange for a like aggregate principal amount of old notes.

Summary Description of the New Notes, page 15:

Notes Offered………………..
$206,000,000 aggregate principal amount of 13.0% Senior Secured Notes due 2020. In addition, in the event that we are required to issue additional notes in lieu of a portion of the cash interest payments upon the occurrence of certain circumstances as described further herein, we also are offering up to an additional $19,451,960 aggregate principal amount of new notes that have been registered under the Securities Act, which amount represents our estimate of the maximum principal amount of such additional notes that would be required to be issued, in exchange for a like aggregate principal amount of old notes.

2.	Please clarify the term “specified consolidated net leverage ratio,” referenced in the first risk factor on page 35, in quantified terms.
We have revised the disclosure as requested. Please see page 35 of Amendment No. 1. For ease of reading we have highlighted the changed language in italics:

Mr. John Reynolds
U.S. Securities and Exchange Commission

Our failure to meet a specified leverage ratio as of December 31, 2013 would obligate us to pay additional interest on the notes in the form of an increase in the principal amount of the notes. As a result, the principal amount of the notes would increase on each interest payment date, and such increase would result in higher cash interest obligations and certain tax consequences.
If ~~we fail to meet a specified consolidated net leverage ratio~~ our consolidated net leverage ratio exceeds 4.50 to 1.00 as of December 31, 2013, we will be required to pay an additional 2% per annum of interest on the notes, retroactive to the issue date, payable in the form of an increase in the principal amount of the notes as payment-in-kind (or PIK) interest. See definition of “Consolidated Total Net Leverage Ratio” under “Description of the New Notes - Certain Definitions”. As a result, we would have increased indebtedness and greater cash interest obligations for the remaining term of the notes. The increased principal amount of the notes could exacerbate other risks related to the notes, including risks related to increased leverage and our substantial indebtedness, having sufficient cash flows to service our indebtedness and the value of the collateral not being sufficient to satisfy the obligations under the notes.
Signatures

3.
Your signatures should indicate each capacity in which the officers of each registrant, including each limited liability company, sign the registration statement including principal executive officer, principal financial officer, and controller or principal accounting officer. Please revise.

We have revised the signatures as requested. Please see the Signature pages of Amendment No. 1.

Furthermore, we have updated Exhibits 99.1 through 99.4 to conform to the changes made to Amendment No. 1 and have updated our disclosures with regards to our new distribution center on page 8. For you convenience, these changes have been highlighted in the tracked version of Amendment No. 1 enclosed with this letter.

Please contact me at (213) 488-0226 extension 1251 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ John Luttrell
Name	John Luttrell
Title	Chief Financial Officer

cc:	Dov Charney, Chairman and Chief Executive Officer
Glenn Weinman, Executive Vice President, General Counsel and Secretary
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP
Pamela Howell, U.S. Securities & Exchange Commission
Ruairi Regan, U.S. Securities & Exchange Commission